UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HTG Molecular Diagnostics, Inc.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

40434H 10 4

(CUSIP Number)

Peter Haahr

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 40434H 10 4

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,280,185
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,280,185
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,280,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 18.1% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 7,065,254 shares of the Issuer’s Common Stock outstanding on November 4, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2016.

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This amendment (“Amendment No. 1”) amends the Schedule 13D originally filed with the Commission on May 13, 2015 (the “Schedule”) to reflect that Peter T. Bisgaard, an employee of Novo Ventures (US) Inc., a company that provides consultancy services to Novo A/S, resigned from the board of directors of the Issuer and to update the directors and executive officers of the Reporting Person listed on Schedule I. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 2.	Identity and Background

Item 2 of the Schedule is amended and replaced in its entirety as follows for the purpose of updating the directors and executive officers of Novo A/S and the Foundation listed on Schedule I:

(a)	The reporting person (“Reporting Person”) is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Amendment No. 2.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Amendment No. 2.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b) Novo A/S is a Danish limited liability company wholly owned by the Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the 1,280,185 shares of Common Stock beneficially owned by Novo A/S (the “Novo Shares”). The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 1, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2017	Novo A/S

/s/ Peter Haahr
By: Peter Haahr
Its: Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S

Name, Title at Novo A/S	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Kasim Kutay Chief Executive Officer of Novo A/S	Bredgade 63, 3.th. 1260 Copenhagen K Denmark	Chief Executive Officer of Novo A/S	British

Peter Haahr Chief Financial Officer of Novo A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo A/S	Denmark

Thomas Dyrberg Managing Partner-Ventures	Bengtasvej 9a 2900 Hellerup Denmark	Managing Partner-Ventures of Novo A/S	Denmark

Michael Shalmi Managing Partner Large Investments	Stigårdsvej 4 2900 Hellerup Denmark	Head of Large Investments, Novo A/S	Denmark

Novo Nordisk Foundation

Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Director	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine and Vice Chancellor, Lund University Lund, Sweden	Sweden

Novo Nordisk Foundation

Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Karsten Dybvad Director	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Désirée J. Asgreen Director	Strandhaven 105 2665 Vallensbæk Strand Denmark	Project Director Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark